Exhibit 4

SUPPLEMENTAL INTELLECTUAL PROPERTY DISCLOSURE

The following disclosure should be read in conjunction with, and amends and supplements, the disclosure in Item 4.B, “Business Overview—Intellectual Property—Patents” included in the Annual Report on Form 20-F filed by the Company on April 27, 2022 (the “Form 20-F”). The terms “we,” “us” and “our” refer to the Company.

Patents

The patent positions for biotechnology companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our technologies and product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the inventions and patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

With regards to Nefecon, we co-own one patent family with Kyowa Kirin Services Ltd., f/k/a Archimedes Development Ltd., to which we have a sole and exclusive global license, even in relation to the other co-owner, in any field of use. This patent family protects a formulation for the oral delivery of budesonide and the medicinal use thereof. The patents in this patent family expire in 2029 provided all renewal fees are paid within the prescribed period, which we intend to do. The patents in this family include a United States patent, a patent in each of China, Hong Kong and Japan and a European patent that has been validated in 15 countries (Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, the United Kingdom, Italy, the Netherlands, Norway, Poland, Sweden and Turkey). The patents in this family are not eligible for extension in the United States because the active ingredient is used in existing approved drugs. In Europe, extension of the patents is not likely subject to the recent judgement of litigation in the European Union, CJEU C-443/17, related to the degree to which it is possible to obtain a Supplementary Protection Certificate for a previously authorized active ingredient.

With regards to the NOX estate, there are three patent families covering various aspects of the setanaxib asset derived from three PCT applications. The composition of matter and certain methods of therapy are covered in two of these patent families. The third covers the use of setanaxib in certain oncology indications, including head and neck cancer. There is one further patent family that covers other NOX inhibitors and one that covers the use of setanaxib and other NOX inhibitors in a kidney disease indication. As these patents and applications cover new chemical entities, the territorial coverage is generally quite wide, and as the compounds do not yet form part of an approved drug product, patent life may potentially be extended in countries where legislation provides for patent term extension. The two families covering setanaxib’s composition of matter have projected expiry dates in 2028 and 2029, excluding potential extensions.